FOR MORE INFORMATION:
Ringo Ng
Chief Financial Officer
852-2764-3622
ir@ljintl.com
FOR IMMEDIATE RELEASE
JANUARY 6, 2010
LJ INTERNATIONAL TO PRESENT AT COWEN AND
COMPANY’S 8TH ANNUAL CONSUMER CONFERENCE
HONG KONG, January 6, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that it will participate in the 8th Annual Cowen and Company Consumer Conference.

EVENT:	LJ International Corporate Presentation, Q&A, One-on-One Meetings at the 8th Annual Cowen and Company’s Consumer Conference

PRESENTATION
DATE/TIME:	January 12, 2010 at 1:30 pm ET

LOCATION:	Westin New York at Times Square in New York City

PRESENTER:	Ringo Ng, Chief Financial Officer
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements are detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
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